MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

1221 Avenue of the Americas

New York, NY 10020

May 24, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:          Morgan Stanley U.S. Government Money Market Trust

(File Nos. 2-74980 and 811-3326)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley U.S. Government Money Market Trust (the “Fund”) filed with the Securities and Exchange Commission on March 27, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 30 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 24, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.	Supplementally explain why the Fund does not have an 80% policy pursuant to Rule 35d-1.

Response 2. The Fund does not have an 80% policy because its policy of investing in U.S. government securities is fundamental.

Comment 3.	Confirm that the text in the sidebar is of appropriate size.

Response 3. The text is of appropriate size.

Comment 4.	In the “Fees and Expenses” section of the prospectus, consider adding a sentence regarding the Fund’s 12b-1 fee in the lead-in paragraph.

Response 4. We have revised the section accordingly.

Comment 5.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 5.     We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE SAI

Comment 6.	In connection with the Fund’s investment in when-issued and delayed delivery securities, please confirm appropriate use of “segregating assets” and inclusion of applicable disclosure.

Response 6. The referenced disclosure is contained in the subsection entitled “When-Issued and Delayed Delivery Securities” in the SAI.

Comment 7.	With regard to the section “Loans of Portfolio Securities”, if the agent is an affiliate, please state so.

Response 7. The agent is not an affiliate.

Comment 8.	Supplementally explain why the Fund does not have fundamental investment restrictions concerning concentration and real estate.

Response 8.     The Fund does have a fundamental investment restriction regarding real estate (see Investment restriction No. 7).  The Fund does not have a fundamental investment restriction concerning concentration as the Fund invests solely in U.S. government securities and, to a limited extent, FDIC insured certificates of deposit, which are inapplicable to an industry concentration restriction.

Comment 9.

With regard to non-fundamental investment restriction number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 9. The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5198.  Thank you.

Sincerely,

/s/ Joanne Doldo

Joanne Doldo